UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Jupai Holdings Limited

(Name of Issuer)

Ordinary shares of par value of $0.0005 per share

(Title of Class of Securities)

G52141 101

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons Tianxiang Hu
2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 2,746,260 ordinary shares. See Item 4.
	6	Shared Voting Power 27,740,074 ordinary shares. See Item 4.
	7	Sole Dispositive Power 2,746,260 ordinary shares. See Item 4.
	8	Shared Dispositive Power 27,740,074 ordinary shares. See Item 4.
9	Aggregate Amount Beneficially Owned by Each Reporting Person 30,486,334 ordinary shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 14.6%
12	Type of Reporting Person IN

1	Names of Reporting Persons Juda Holding Inc.
2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 27,740,074 ordinary shares. See Item 4.
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 27,740,074 ordinary shares. See Item 4.
9	Aggregate Amount Beneficially Owned by Each Reporting Person 27,740,074 ordinary shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 13.3%
12	Type of Reporting Person CO

Item 1(a).	Name of Issuer: Jupai Holdings Limited
Item 1(b).	Address of Issuer’s Principal Executive Offices: 8/F Yinli Building, No. 788 Guangzhou Road, Jingan District, Shanghai, People’s Republic of China

Item 2(a).	Name of Person Filing: Tianxiang Hu Juda Holding Inc.
Item 2(b).	Address of Principal Business Office, or, if none, Residence: Tianxiang Hu Juda Holding Inc. c/o 8/F Yinli Building, No. 788 Guangzhou Road, Jingan District, Shanghai, People’s Republic of China
Item 2(c).	Citizenship: Tianxiang Hu – People’s Republic of China Juda Holding Inc. – British Virgin Islands
Item 2(d).	Title of Class of Securities: Ordinary shares of par value of $0.0005 per share
Item 2(e).	CUSIP No.: G52141 101

Item 3.	Not Applicable

Item 4.	Ownership

The following information with respect to the ownership of the ordinary shares of par value of $0.0005 per share of Jupai Holdings Limited (the “Issuer”) by each of the reporting persons is provided as of December 31, 2016:

Reporting Person	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Tianxiang Hu	30,486,334	14.6%	2,746,260	27,740,074	2,746,260	27,740,074
Juda Holding Inc.	27,740,074	13.3%	0	27,740,074	0	27,740,074

Juda Holding Inc., a British Virgin Islands company, is the record holder of 27,740,074 ordinary shares of the Issuer.  Juda Holding Inc. is wholly owned and controlled by Mr. Tianxiang Hu. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, Mr. Tianxiang Hu may be deemed to beneficially own all of the ordinary shares of the Issuer held by Juda Holding Inc. In addition, Mr. Hu has the right to acquire 2,262,260 ordinary shares of the Issuer within 60 days following December 31, 2016.

The percentages used herein are calculated based upon 208,845,143 ordinary shares of the Issuer issued and outstanding as of December 31, 2016.

Item 5.	Ownership of Five Percent or Less of a Class
Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable

Item 8.	Identification and Classification of Members of the Group
Not applicable

Item 9.	Notice of Dissolution of Group
Not applicable

Item 10.	Certifications
Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2017

Juda Holding Inc.	By:	/s/ Tianxiang Hu
Name: Tianxiang Hu
Title: Director

Tianxiang Hu	/s/ Tianxiang Hu
Tianxiang Hu